EXHIBIT 99.1

Average Daily Trading Volume

of Vecima Networks Inc. Common Shares

for the 12-Month Period Ended May 31, 2007

	Total Trading Volume
Month	TSX	Other OTC	Combined
June 2006	198,937	6,452	205,389
July 2006	771,345	1,300	772,645
August 2006	61,860	-0-	61,860
September 2006	169,007	600	169,607
October 2006	501,014	6,200	507,214
November 2006	506,063	-0-	506,063
December 2006	305,106	1,500	306,606
January 2007	191,774	5,100	196,874
February 2007	454,782	10,800	465,582
March 2007	151,217	34,000	185,217
April 2007	267,618	-0-	267,618
May 2007	335,781	3,713	339,494
Total trading volume (12 months)	3,914,504	69,665	3,984,169
Days of trading	252	252	252
Average daily trading volume (ADTV)	15,533.7	276.5	15,810.2
Percentage of combined ADTV (worldwide)	98.25%	1.75%	100.0%

Source of trading volume data:

TSX data was provided by TSX Historical Data Access

Other OTC data was provided by TSXconnect